EXHIBIT 99.1

GOLD STANDARD VENTURES CORP. ANNOUNCES STRATEGIC INVESTMENT IN BATTLE MOUNTAIN GOLD INC.

April 20, 2016 – Vancouver, B.C. –Gold Standard Ventures Corp. (TSXV: GSV, NYSE MKT:GSV) (“Gold Standard” or the “Company”) is pleased to announce that it has entered into an agreement with Battle Mountain Gold Inc. (TSXV: BMG) (“Battle Mountain”) in which Gold Standard has agreed to purchase, by way of private placement, up to 10,232,933 Units at a price of CDN$0.35 per Unit for a total price of up to $3,581,526.55.   Upon closing, it is anticipated that Gold Standard will own approximately 19.9 per cent of Battle Mountain’s issued and outstanding common shares on an undiluted basis.

Each Unit will consist of one common share and one-half (1/2) of one common share purchase warrant (each whole warrant a “Warrant”).  Each Warrant will entitle Gold Standard to purchase one additional common share at a price of CDN$0.37 for two years from the date of issue, subject to certain additional limitations as provided below. The net proceeds of the private placement will be used to further explore Battle Mountain’s Lewis Gold Project in the Battle Mountain trend of Nevada, and for general corporate and working capital purposes.

.Jonathan Awde, President, Chief Executive Officer and director of Gold Standard, commented: “We view this investment by Gold Standard into Battle Mountain as being both strategic and district scale.  Our investment highlights the quality and potential of the Battle Mountain Lewis Gold Project.”

Provided that Gold Standard holds no less than 7.5 per cent of the then-issued and outstanding common shares of Battle Mountain, Gold Standard will also have the following rights;

•	the right to appoint one nominee to the board of directors of Battle Mountain;
•	the right to appoint two members to a technical committee of Battle Mountain to be formed following closing of the Private Placement;
•
anti-dilution rights allowing it to maintain its equity ownership interest in Battle Mountain, and the right to participate in any future equity financings of Battle Mountain so as to maintain a 19.9% ownership position in Battle Mountain; and

•	a 30 day right of first offer if Battle Mountain wishes to enter into a joint venture or sale transaction involving its interests in the Lewis Gold Project.

In addition, Battle Mountain has agreed not to issue any common shares at a price of less than $0.35 per share for a period of six months following the closing of the private placement.

Pursuant to the terms of the Warrants, Gold Standard will be prohibited from exercising the Warrants until the approval of the TSX Venture Exchange is received for Gold Standard to become a new control person of Battle Mountain, including receipt of the required approval from the Battle Mountain shareholders.

Gold Standard has agreed to vote its shares of Battle Mountain in accordance with the recommendations of Battle Mountain’s board of directors for a period of 18 months after closing and give Battle Mountain prior notice of any sales of shares exceeding 2% of Battle Mountain’s then issued and outstanding shares in any 15 day period for so long as Gold Standard owns not less than 9.9% of Battle Mountain’s issued and outstanding shares.

Closing of the private placement is targeted to occur on or about Friday, April 29, 2016, and is subject to the approval of the TSX Venture Exchange.  If the Closing has not occurred on or before May 10, 2016, either party may terminate the private placement.

ABOUT GOLD STANDARD VENTURES – Gold Standard is an advanced stage gold exploration company focused on district scale discoveries in Nevada. The Company’s flagship project, the Railroad-Pinion Gold Project, is located within the prolific Carlin Trend. The 2014 Pinion gold deposit acquisition offers Gold Standard a potential near-term development option and further consolidates the Company’s premier land package on the Carlin Trend. The Pinion deposit now has an NI43-101 compliant resource estimate consisting of an Indicated Mineral Resource of 20.84 million tonnes grading 0.63 grams per tonne (g/t) gold (Au), totaling 423,000 ounces of gold, and an Inferred Resource of 55.93 million tonnes grading 0.57 g/t Au, totaling 1,022,000 ounces of gold, using a cut-off grade of 0.14 g/t Au (announced September 10, 2014).  In addition to the Pinion deposit, the Dark Star deposit, 2.1 km to the east of Pinion, hosts a maiden NI43-101 compliant resource estimate consisting of an Inferred Resource of 23.11 million tonnes grading 0.51 g/t Au, totaling 375,000 ounces of gold, using a cut-off grade of 0.14 g/t Au (announced March 3, 2015).

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the NYSE MKT accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, statements about our proposed financing are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Risk factors affecting the Company include, among others: the results from our exploration programs, global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

CAUTIONARY NOTE FOR U.S. INVESTORS REGARDING RESERVE AND RESOURCE ESTIMATES

All resource estimates reported by the Company were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission for descriptions of mineral properties in SEC Industry Guide 7 under Regulation S-K of the U. S. Securities Act of 1933. In particular, under U. S. standards, mineral resources may not be classified as a “reserve” unless the determination has been made that mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  Accordingly, information in this press release containing descriptions of the Company’s mineral properties may not be comparable to similar information made public by US public reporting companies.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”

Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Jonathan Awde
President
Tel:      604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com